Mail Stop 6010
Via Facsimile and U.S. Mail

June 20, 2007

Mr. Alan H. Buckey
Chief Financial Officer
LCA-Vision Inc.
7840 Montgomery Rd.
Cincinnati, OH 45236

Re: LCAVision Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 0-27610

Dear Mr. Buckey:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Rosenberg
Senior Assistant Chief Accountant